For Immediate Release

      NEWS RELEASE

TSX: PFN  OTCBB: PAWEF  Frankfurt: P7J

Toll Free 1.800.667.1870

www.pfncapital.com

Pacific North West Capital Corp. Commences Phase II Drilling on the Destiny Gold Project, Québec

2000 metre Phase 2 diamond drilling program in progress
DAC Deposit hosts high grade gold mineralization in quartz veins within multiple zones of wide alteration
NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 grams per tonne (g/t) gold and an inferred resource of 444,753 tonnes grading 4.46 g/t gold
Open along strike and at depth

January 27, 2010. Vancouver, Canada – Pacific North West Capital Corp. ("PFN") (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) and Alto Ventures Ltd. ("Alto") (ATV: TSX-V) are pleased to announce that the Phase II diamond drilling program has commenced at the DAC Deposit on the Destiny Gold Project.  The Phase II program will consist of approximately 2,000 m of diamond drilling to follow up positive results from the Phase I program that was completed in December 2009.  Results from the last six holes of the Phase II program will be released as they become available.

Results from the first eight of 14 holes completed during the Phase I program returned high grade values up to 44.39 g/t gold (1.29 ounces/ton) over 0.5m.  The high grade quartz veins occur within multiple zones of wide shear-related alteration systems which carry gold values of interest including 21.0m averaging 1.39 g/t (see Alto’s and PFN’s news releases dated December 3, 2009 and January 15, 2010).  The results from these first eight holes are very positive as they confirm continuity of gold mineralization between previously drilled holes, some of which were spaced from 100m to 200m apart.   The mineralization remains open along strike and at depth.

The Phase I and Phase II programs are designed to expand the known NI43-101 compliant resources at the DAC Deposit through infill and step-out drilling.  A Phase III program is slated for later this year and its size will depend on final results from Phase I and results from the current Phase II program.  PFN has funded the $600,000 Phase I program and will continue to fund Phase II.  The Phase I and Phase II programs are managed by Alto.

The property is located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Quebec. The geological environment at Destiny including the shear-hosted high grade quartz veins is similar to the main Val d’Or gold belt.  Val d’Or is one of the major gold mining centres in the Province of Québec, and currently active with many new mine development projects. The property is road accessible with excellent mining infrastructure and support facilities nearby.

About the DAC Deposit

The main area of mineralization on the Destiny Gold Project is the DAC zone, which occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections up to 178.5 g/t gold over a drill width of 1.0 metres.  The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Québec” dated January 9, 2007, available on the Alto Ventures website). Drill-hole cross sections and a 3D model were generated for the DAC Deposit in 2008 and are posted on www.corebox.net.

The Destiny Gold Project is under Option to PFN.  Under the terms of the Option Agreement, PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold Project. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project.

Mike Koziol, P. Geo., P.Eng. and Alto’s President and CEO is the Qualified Person who has reviewed and approved this news release.

News Release

January 27, 2010

Quality Assurance/ Quality Control

Core processing included descriptive logging and selection of samples for analyses. The NQ-size cores were sawed in half and one half was delivered to a commercial laboratory.  The samples were delivered to the Accurassay preparation laboratory in Sudbury where they were crushed and a 500 gram pulp was prepared.  The pulp was then shipped to Accurassay Laboratories in Thunder Bay for analyses. The gold assaying method uses a standard Fire Assay with AA finish technique on a 30 gram aliquot taken from a 500 gram split from the submitted sample.  Commercially prepared standards and blanks were inserted by Alto every 25 samples to ensure precision of the results.  The laboratory performs repeat check assays every 10 samples on pulps to ensure internal lab quality control.

The laboratory was instructed to prepare and analyze a second 500 gram split from the reject for those samples that indicated gold values of between 1 g/t and 5 g/t on the initial analysis. The gold assaying method on the re-split uses a standard Fire Assay with Gravimetric finish technique on a 30 gram aliquot.  Pulp metallic assays were performed on all samples the returned greater than 5 g/t gold on the first assay.  The results reported represent mathematical averages of all analyses performed on each specific sample.

Robert J. Tremblay P. Geo (Québec), Consulting Geologist to Alto Ventures, is responsible for supervision of the diamond drilling program.

About Alto Ventures Ltd:

Alto Ventures Ltd. is a gold exploration and development company with a portfolio of highly prospective properties in the Canadian Shield. The Company is currently active in Quebec where it is focussed on the Destiny Gold project in the Abitibi Greenstone Belt and in Ontario in the Beardmore and Shebandowan gold districts.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; FSE: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Alto Ventures  and is a major shareholder of Fire River Gold Corp. (www.firerivergold.com)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and deal making abilities to acquire additional Platinum Group metals, base metals and precious metals projects on an international scale.  To that end, the company is in the process of adding key technical and financial people to our management and our advisory team. Pacific North West Capital is a member of the International Metals Group (www.internationalmetalsgroup.com) of Companies.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

January 27, 2010